[German American Bancorp logo and name]

February 7, 2003

Dear Shareholder:

German American Bancorp is offering to purchase up to 1,000,000 of its common shares at a purchase price of $20.00 per share. A copy of our Offer to Purchase and related materials (including a Question and Answer brochure and the form of Letter of Transmittal that you need to fill out and return if you wish to tender your shares for purchase) is enclosed.

No brokerage fees or commissions will be charged to you if you tender your shares. If you own of record or beneficially less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased, even if more than 1,000,000 shares are tendered.

We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither the Company nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares.

To assist us with this Offer, we have engaged Donnelly, Penman, French, Haggarty & Co. to serve as the Dealer Manager. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have.

Please note that the Offer is scheduled to expire at 5:00 p.m., Central Standard Time, on March 14, 2003, unless we extend it. If you have any questions relating to the tender offer, please do not hesitate to call Terri Eckerle who handles our shareholder relations toll free at (800) 482-1314 or the Dealer Manager, Donnelly, Penman, French, Haggarty & Co., attention Robert France, toll free at 1-866-440-2482. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,

/s/ Mark A. Schroeder

Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp